United States securities and exchange commission logo





                             April 8, 2022

       Gerald Kozel
       Chief Accounting Officer
       MultiPlan Corp
       115 Fifth Avenue
       New York, NY 10003

                                                        Re: MultiPlan Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-39228

       Dear Mr. Kozel:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed February 25, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Years Ended December 31, 2021 and 2020, page 56

   1. We note your discussion identifies multiple factors for material changes in your results of operations. For
example, for the year ended December 31, 2021, you attribute increase in revenues of over 25% to
a variety of factors for Analytics-Based Services such as
                                                        increased volume,
higher savings rates, reduced effects of COVID-19, clients shifting products and
acquisitions. However, you note these factors without quantifying the impact of each. For
each period discussed, please quantify the change for each of the factors that you cite.
Refer to Item 303(b) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gerald Kozel
MultiPlan Corp
April 8, 2022
Page 2

       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651
with any questions.



FirstName LastNameGerald Kozel                        Sincerely,
Comapany NameMultiPlan Corp
                                                      Division of Corporation
Finance
April 8, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName